Mail Stop 3561

November 7, 2006

Andrew Chien, President
USChina Channel Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> Re: **USChina Channel Inc.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form SB-2**
>   **Filed October 11, 2006**
>   **File No. 333-137437**

Dear Mr. Chien:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

<u>Risk Factors</u>

1. In the first paragraph under "Risk Factors," please remove the two sentences beginning, "[t]he risk factors specified below are not the only ones . . . ."

2. Please update your "Risk Factors" and other relevant disclosures for the loan agreement between USChina and Mr. Chien.   For example, see risk factors 5 and 7.

<u>Directors, Executive Officers, Promoters and Control Persons</u>

3. Under Board of Directors, please change "owned" to "owns" in the second sentence, second paragraph, if true.

4. You state, that you "….observed many cases for the penny stock suffered from pattern of abuse." You further state that you "observed and exposed cases of performance errors in the reverse merger activities between Chinese companies and associated US shells" and "have recorded and analyzed several examples of the Chinese companies that have made mistakes in the reverse mergers." Please disclose those examples, describe the abuse, performance errors and mistakes to which you refer, and disclose the basis for your determinations of such abuse, errors and mistakes.

5. We have read the information on your website regarding SkyStar Bio-Pharmaceutical. This information refers to several violations of state and federal law.   Please tell us the basis for those determinations. For example, are you basing your statements on findings by a court or regulatory body?

Description of Business

6. Change "OCTBB" to "OTCBB" throughout the prospectus. We note your reference in the business description disclosure under the "Business Strategy" subcaption.

7. If true, state that LLC "shares" the website with the Company rather than "shared." We note your references in the business and MD&A sections of the prospectus.

8. You say that the Company plans to serve the same customers of the USChina Channel LLC, privately owned by Mr. Chien. Discuss in the prospectus your plans to resolve any conflict of interest matters.

9. You state that LLC is not a registered broker-dealer or investment adviser. We restate the comment that you add disclosure to the prospectus to explain the basis for its activities without registration.

10. Please disclose all of the principal terms of the agreement with LLC.   Please disclose and define "fair market rate" in transactions between USChina and LLC as used in the agreement. Please explain the duties of the LLC under the agreement, including the present disclosure that LLC will "quote the services of the INC at the reasonable rate."

11. State in the third paragraph under the "PROSPECTUS SUMMARY – Our Business" whether any "long time frame contracts" are currently in existence which may be brought to the Company.

12. Please explain "legal consulting," "outside contract work," "training" and "Chinese agency expenses" here or under MD&A.

13. The nature and extent of your proposed services remain unclear. Please
    revise "Description of Business" as appropriate. For example, describe in
    more detail the activities involved with: "doing SEC filings," "agency
    services for exhibits, including some demonstration not for sale,"
    "presenter under trustee agreement," etc. Please explain how you will
    render these services, including the nature and extent of any reliance upon
    other parties. Please identify the other parties to be used and explain
    your proposed financial arrangements with those other parties.

Management's Discussion and Analysis or Plan of Operations

14. The "Management's Discussion and Analysis or Plan of Operations"
    disclosure refers to one customer in the next six months. Your
    supplemental response indicates that such disclosure was removed. Please
    revise or explain.

15. Please revise your disclosure to comply with prior comments 9 and 11.

16. Please explain the last sentence of the next to last paragraph which begins,
    "[i]n the absence of this Financial Agreement, ..." Please explain the
    relevance of this disclosure given the existing Financial Agreement.
    Please ensure that the revised disclosure sets forth all of the principal terms of the
    Financial Agreement.

17. Please explain the statement beginning, "[b]ecause after the funding, ..."
    Please clarify the obligation of Mr. Chien to provide funding given various
    levels of proceeds from the proposed offering.

18. Please disclose the USChina expenses which will or may be funded by
    Mr. Chien's loan.

19. If Mr. Chien is obligated to loan USChina up to $70,000, please disclose the nature and extent of the activities to be conducted. In this regard, we note the disclosure under "Description of Business" regarding "services on a tiny scale regardless of the offering."

20. In the last paragraph, please explain the phrase, "Mr. Chien will be compelled to spend more time on his other Business," by identifying the "other business" and disclosing the amount of time Mr. Chien now spends and plans to spend on Company business.

Executive Compensation

21. Under "Executive Compensation" please change "commerce" to "commencement," if appropriate. Also, clarify the use of the term "service charge" as compared to salary or compensation to Mr. Chien.

Accountant's consent

22. Please file an updated consent in any amendment.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please do not hesitate to contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions you may have.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies